04-006
Date April 27, 2004
NEWS RELEASE	Contact:
& Q1 INTERIM REPORT	Investor/Media Relations:
Richard Downey
Tel: (403) 225-7357
Fax: (403) 225-7609
Agrium announces first quarter results:
Revenues up 17%; Gross Margin up 28%.	Website: www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that net earnings for the first quarter of 2004 were $12-million ($0.07 diluted earnings per share), which is a substantial improvement over the loss of $6-million ($0.07 diluted loss per share) for the same quarter in 2003.

“First quarter results reflected improved margins per tonne for all our major products compared to the previous quarter and on a year-over-year basis. Agrium’s revenues are 17 percent higher than the same period in 2003, largely due to higher sales prices. Domestic nitrogen prices in our markets have remained relatively stable, despite the dramatic run-up and subsequent decline in international nitrogen prices during the quarter. The outlook for fertilizer demand looks strong due to current crop prices, which reflect low grain inventories,” said Mike Wilson, Agrium’s President and CEO.

Agrium’s earnings guidance for the first half of 2004 is unchanged at $0.45 to $0.55 diluted earnings per share.

KEY DEVELOPMENTS

The U.S. Department of Agriculture is forecasting higher spring planted crop acreage and stronger grain prices. Fertilizer demand should be stronger this spring and current North American nitrogen inventories appear to be relatively tight. There has been no significant change to North American nitrogen operating rates in the first quarter, despite the relatively high NYMEX natural gas prices, which averaged $5.69/MMBtu. Agrium’s overall average natural gas cost for the first quarter of 2004 was $3.94/MMBtu, an increase of $0.34/MMBtu over the same period last year.

•	On April 13th, 2004, Standard & Poor’s Ratings Services revised the outlook on Agrium Inc. to BBB stable from BBB negative and raised our short-term rating from A3 to A2. Standard & Poor’s specifically noted our product diversity, debt reduction performance, good liquidity and prudent financial policies in its decision.

•	Earnings before interest and income taxes (EBIT) for the first quarter improved $25-million to $31-million compared to the same quarter of 2003. This significant improvement was led by the North America Wholesale results. North America Wholesale EBIT was $36-million compared to $14-million in the same quarter of 2003, an increase of $22-million.

•	The Kenai, Alaska facility is expected to operate between 75 and 85 percent capacity through the second and third quarters of 2004 as warmer weather increases the availability of natural gas. We expect the operating rate for the year to be approximately 65 percent of capacity. Agrium continues to work with Unocal and other Cook Inlet suppliers to maximize gas supply.

MANAGEMENT’S DISCUSSION AND ANALYSIS
April 27, 2004

The following interim management’s discussion & analysis (MD&A) updates our annual MD&A included in our 2003 Annual Report to Shareholders, to which readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A.

OVERVIEW OF CONSOLIDATED FINANCIAL HIGHTLIGHTS

Net Earnings

Agrium’s consolidated net earnings for the first quarter of 2004 were $12-million, up $18-million from the net loss of $6-million for the same quarter in 2003. Diluted earnings per share for the first quarter 2004 were $0.07 compared to diluted loss per share of $0.07 for the first quarter of 2003.

Earnings before interest and income taxes (EBIT) were $31-million for the first quarter of 2004, up $25-million from EBIT of $6-million during the same period of 2003.

Increased earnings for the quarter are mostly attributed to improved profitability in North America Wholesale operations.

Cash Provided by Operating Activities

Cash flow from operating activities for the first quarter was $103-million compared to $34-million for the same quarter in 2003. The increase in cash flow from operations is comprised primarily of improved earnings and increased customer collections for the first quarter of 2004 compared to the same period in 2003. As a result of our continued favourable cash position, we did not use our accounts receivable securitization program at March 31, 2004, compared to the $58-million in cash generated by this program at March 31, 2003, resulting in an overall increase in accounts receivable year-over-year.

Financial Position

In the first quarter of 2004, all holders of our $50-million, six percent convertible redeemable preferred securities elected to convert their preferred shares to common shares resulting in the issuance of an additional 4.18 million common shares.

Business Segment Performance

North America Wholesale

•	Wholesale first quarter EBIT was $36-million, up $22-million over the same quarter last year. Gross profit increased $27-million to $82-million in the first quarter compared to $55-million for the same quarter last year. Improved profitability was primarily due to strong domestic and international ammonia prices that were partially offset by higher natural gas costs. Also contributing to higher profitability were improved domestic potash sales prices and sales volumes.

Phosphate margins increased year-over-year and were also positively impacted by an inventory adjustment of $2-million.

South America Wholesale

•	Wholesale EBIT of $10-million for the first quarter of 2004 was down $4-million compared to the first quarter of 2003. Lower sales volumes offset higher ammonia and urea prices. Both domestic and export sales volumes are lower this quarter as customers deferred product purchases in anticipation of declining international prices.

North America Retail

•	EBIT for Retail improved by $2-million compared to first quarter 2003. Fertilizer prices and sales volumes were up in the first quarter of 2004 versus the same period in 2003. Selling expenses were up $3-million over the first quarter of 2003 primarily related to higher sales activity.

South America Retail

•	EBIT for Retail remained unchanged compared to the first quarter of 2003. Increased expenses, primarily activity taxes, largely offset improved fertilizer and chemical sales prices and volumes.

Non-GAAP Measures

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (earnings before interest expense and income taxes) and EBITDA (earnings before interest expense, income taxes, depreciation and amortization). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous, and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies. EBIT and EBITDA measures are also used extensively in the covenants relating to our financing arrangements.

EBIT and EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable to other companies. EBIT should therefore not be used as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

KEY RISKS AND UNCERTAINTIES

Looking Forward to Second Quarter 2004

As Agrium looks toward the second quarter of 2004, there are a number of factors that may positively impact second quarter results:

•	Ammonia and urea prices in the agricultural regions of our North American markets have remained relatively stable despite the decline in international prices. This is partly due to the continuation of high ocean bulk freight rates. North American prices are expected to remain strong throughout the spring season.

•	North American phosphate prices improved considerably in the fourth quarter of 2003 and have remained relatively stable throughout the first quarter and we expect this to continue throughout the spring application season.

•	Potash prices continue to improve and should offset the negative impact of a higher Canadian dollar and higher ocean freight rates.

•	Recently announced nitrogen industry plant closures, expected to take effect in the second quarter of 2004, account for six percent of U.S. gross ammonia capacity and is in addition to permanent capacity shutdowns that occurred over the last year.

•	The Chinese government has suspended for one year the 11 percent Value Added Tax rebate on urea exports. Suspending the export rebate removes a $15 to $18 per tonne incentive for Chinese exporters, which should help slow exports of Chinese urea.

•	The Canadian dollar averaged $1.32 in both the first quarter of 2004 and the fourth quarter of 2003, compared to $1.51 in the first quarter of 2003. However, the Canadian dollar declined significantly over the past two weeks to $1.36 as of April 26th. Agrium’s costs in its Canadian operations would be positively impacted if it remained at this lower level or weakened further.

•	The USDA is forecasting U.S. corn acres will increase by 300,000 acres and cotton acres will increase by 900,000 acres in 2004, which is positive for nitrogen use. In Western Canada, canola acreage is expected to increase by as much as 1.8 million acres, which is positive for nutrient use.

•	Crop prices continue to improve, supported by the lowest world grain stocks-to-use ratio in more than 25 years. Compared to April 2003, corn prices have increased 33 percent, wheat prices are up 35 percent, and soybean prices have increased by 64 percent. The combination of strong crop prices and record U.S. farm income in 2003 should support application rates this spring.

Offsetting these positive indicators are some negative factors that may adversely impact second quarter results:

•	Continued high and volatile North American natural gas prices could negatively impact North America Wholesale’s margins, to the extent that further natural gas price increases are not fully reflected in selling prices.

•	The decline in international nitrogen prices has limited year-over-year improvement in netbacks from our Alaskan and Argentine facilities. Lower world prices may also place downward pricing pressure on North American markets, following the spring application season.

•	Any further strengthening in the Canadian dollar in the second quarter would negatively impact Agrium’s costs in its Canadian operations.

•	The USDA is forecasting a significant increase in U.S. soybean acreage for 2004. Soybean crops typically consume less fertilizer than those crops they will replace, such as spring wheat and barley acreage.

•	Soil moisture reserves remain low in some regions of Western Canada. Spring rainfall will be required in these areas in order to have adequate moisture for planting.

•	The ban on Canadian beef imports by key trading partners as a result of Bovine Spongiform Encephalopathy (BSE) had a negative impact on Canadian farm income in 2003, which may negatively impact farm input expenditures this spring. However, the U.S. has recently agreed to open its markets to additional Canadian beef products.

•	Natural gas deliveries from Unocal to Agrium’s Kenai, Alaska nitrogen facility for the second half of 2004 remain uncertain and may be greater or less than indicated.

•	The North American rail car supply is relatively tight and factors impacting service may limit the transportation of fertilizers to certain markets during the peak spring season.

OTHER

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, the outcome of the dispute between the Corporation and Unocal, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian and Argentine currencies, the outcome of the Argentine gas price negotiations, Argentine domestic fertilizer consumption, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates.

A WEBSITE SIMULCAST of the 2004 1st Quarter Conference Call will be available in a listen-only mode beginning Wednesday, April 28th at 7:30 a.m. MDT (9:30 a.m. EDT). Please visit the following website: www.agrium.com

AGRIUM INC.

Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars except per share information)
(Unaudited)

	Three months ended
	March 31,
	2004	2003
Sales	$464	$395
Direct freight	29	23

Net sales	435	372
Cost of product	293	261

Gross profit	142	111

Expenses
Selling, general and administrative	66	60
Depreciation and amortization	38	31
Royalties and other taxes	6	5
Other expenses	1	9

	111	105

Earnings before interest expense and income taxes	31	6
Interest on long-term debt	13	15
Other interest	—	1

Earnings (loss) before income taxes	18	(10)

Current income taxes	5	—
Future income taxes (reduction)	1	(4)

Income taxes	6	(4)

Net earnings (loss)	12	(6)
Retained earnings - beginning of period	145	191
Preferred securities charges	(2)	(3)

Retained earnings - end of period	$155	$182

Earnings (loss) per share (note 4)
Basic and diluted	$0.07	$(0.07)

AGRIUM INC.

Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended
	March 31,
	2004	2003
Operating:
Net earnings (loss)	$12	$(6)
Depreciation and amortization	38	31
Future income taxes (reduction)	1	(4)
Net change in non-cash working capital	52	13

Cash provided by operating activities	103	34

Investing:
Capital expenditures	(14)	(8)
Decrease (increase) in other assets	(1)	3
Proceeds from disposal of assets and investments	1	4
Other	2	3

Cash provided by (used in) investing activities	(12)	2

Financing:
Common shares	3	—
Bank indebtedness issue	—	1
Long-term debt repayment	(83)	—
Common share dividends paid	(7)	(7)
Preferred securities charges paid	(2)	(3)

Cash used in financing activities	(89)	(9)

Increase in cash and cash equivalents	2	27
Cash and cash equivalents - beginning of period	200	109

Cash and cash equivalents - end of period	202	136

AGRIUM INC.

Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

	As at		As at
	March 31,		December 31,
	2004	2003	2003
ASSETS
Current assets
Cash and cash equivalents	$202	$136	200
Accounts receivable	288	198	314
Inventories	553	545	368
Prepaid expenses	68	29	60

	1,111	908	942
Capital assets	1,227	1,436	1,260
Other assets	73	87	71

	$2,411	$2,431	2,273

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	$—	$2	$—
Accounts payable and accrued liabilities	605	537	404
Current portion of long-term debt	46	101	121

	651	640	525
Long-term debt
Recourse debt	502	530	503
Non-recourse debt	104	132	111

	606	662	614
Other liabilities	197	169	181
Future income taxes	129	166	132

	1,583	1,637	1,452
Shareholders’ equity
Share capital
Authorized: unlimited common shares and preferred securities Issued:
Common shares: 2004 - 131 million (2003 - 126 million)	543	485	490
Preferred securities:
8% Redeemable 2004 - 7 million (2003 - 7 million)	172	171	172
6% Convertible, redeemable 2004 - nil (2003 - 2 million) (note 2)	—	50	50
Contributed surplus	1	—	1
Retained earnings	155	182	145
Cumulative translation adjustment	(43)	(94)	(37)

	828	794	821

	$2,411	$2,431	2,273

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2004
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The Corporation’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended December 31, 2003. In management’s opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

The interim consolidated financial statements include the accounts of Agrium Inc. and its subsidiaries.

2.	SHARE CAPITAL

In January 2004, all holders of the six percent convertible, redeemable preferred securities elected to convert the securities into common shares at the stated conversion price of $11.9677 per share, resulting in the issuance of an additional 4.18 million common shares.

3.	STOCK BASED COMPENSATION

The Corporation began prospectively expensing the fair value of stock options granted in 2003 over their vesting period. In accordance with the prospective method of adoption, the Corporation will record no compensation expense for stock options granted prior to January 1, 2003 and will continue to provide pro-forma disclosure of the effect on net earnings (loss) and earnings (loss) per share had the fair value been expensed. The following table summarizes the pro-forma disclosure for stock options granted prior to 2003 that have not been expensed.

	Three months ended
	March 31,
	2004		2003
	As Reported	Pro forma	As Reported	Pro forma
Net earnings (loss)	$12	$11	$(6)	$(8)
Earnings (loss) per share
Basic and diluted	$0.07	$0.06	$(0.07)	$(0.08)

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2004
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

4.	EARNINGS (LOSS) PER SHARE

The following table summarizes the computation of net earnings (loss) per share:

	Three months ended
	March 31,
	2004	2003
Numerator:
Net earnings (loss)	$12	$(6)
Preferred securities dividends (net of tax)	(2)	(3)

Numerator for basic earnings (loss) per share	10	(9)

Denominator:
Weighted average denominator for basic earnings per share	130	126

Dilutive instruments:
Stock options using the treasury stock method (a)	—	—
Preferred securities converted to common shares $175-million, eight percent (a)	—	—
$50-million, six percent (note 2) (a)	—	—

Denominator for diluted earnings per share	130	126

Basic and diluted earnings (loss) per share	$0.07	$(0.07)

(a)	For diluted earnings (loss) per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings (loss) per share.

There were 131 million common shares outstanding at March 31, 2004 (2003 – 126 million). The average common shares outstanding during the first quarter of 2004 and 2003 were 130 million and 126 million respectively. As at March 31, 2004, the Corporation has outstanding approximately 10 million options and options with tandem stock appreciation rights to acquire common shares.

5.	SEASONALITY

The fertilizer business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North America and after harvest in South America.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2004
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

6.	SEGMENTED INFORMATION

The Corporation’s primary activity is the production and wholesale marketing of nitrogen, potash and phosphate and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and Argentina.

Net sales between segments are accounted for at prices which approximate fair market value and are eliminated on consolidation. The reportable segment entitled “Other” includes Corporate functions and inter-segment eliminations.

Schedule 1

AGRIUM INC.
Segmentation
Three Months Ended March 31
(unaudited - millions of U.S. dollars)

	North America		North America		South America		South America
	Wholesale		Retail		Wholesale		Retail		Other		Total
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net sales - external	$260	$219	$146	$126	$20	$20	$9	$7	$—	$—	$435	$372
- inter-segment	16	16	—	—	1	1	—	—	(17)	(17)	—	—

Total net sales	276	235	146	126	21	21	9	7	(17)	(17)	435	372
Cost of product	194	180	101	84	7	6	7	6	(16)	(15)	293	261

Gross profit	82	55	45	42	14	15	2	1	(1)	(2)	142	111
Gross profit %	30%	23%	31%	33%	67%	71%	22%	14%	6%	12%	33%	30%

Selling Expenses	$4	$3	$46	$43	$—	$—	$2	$2	$—	$—	$52	48
EBIT (1)	$36	$14	$(4)	$(6)	$10	$14	$(1)	$(1)	$(10)	$(15)	$31	6
EBITDA (2)	$65	$35	$—	$(1)	$13	$17	$(1)	$(1)	$(8)	$(13)	$69	37

(1)	Earnings (loss) before interest expense and income taxes.

(2)	Earnings (loss) before interest expense, income taxes, depreciation and amortization.

Schedule 2

AGRIUM INC.
Product Lines
Three Months Ended March 31
(unaudited - millions of U.S. dollars)

	2004					2003
			Sales	Selling				Sales	Selling
	Net	Gross	Tonnes	Price	Margin	Net	Gross	Tonnes	Price	Margin
	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)
North America Wholesale
Nitrogen (1)
Ammonia	$74	$23	282	$262	$82	$49	$10	246	$199	$41
Urea	65	17	300	217	57	70	15	409	171	37
Nitrate, Sulphate and Other	47	11	241	195	46	37	9	212	175	42

Total Nitrogen	186	51	823	226	62	156	34	867	180	39
Phosphate	43	11	166	259	66	47	9	197	239	46
Potash (2)	47	20	440	107	45	32	12	340	94	35

	276	82	1,429	193	57	235	55	1,404	167	39
South America Wholesale (1)	21	14	104	202	135	21	15	139	151	108
North America Retail
Fertilizers	74	19				59	16
Chemicals	57	20				55	21
Other	15	6				12	5

	146	45				126	42
South America Retail	9	2				7	1
Inter-segment	(17)	(1)				(17)	(2)

Total	$435	$142				$372	$111

(1)	International nitrogen sales were 306,000 tonnes (2003 - 419,000) and gross profit was $31-million (2003 - $25-million).

(2)	International potash sales were 158,000 tonnes (2003 - 136,000) and gross profit was $6-million (2003 - $6-million).